UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.1)


                       Network-1 Security Solutions, Inc.
                       ----------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                       -----------------------------------
                         (Title of Class of Securities)



                                   64121N 10 9
                                 ---------------
                                 (CUSIP Number)


                                December 31, 1999
                           ---------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)
         |_| Rule 13d-1(c)
         |X| Rule 13d-1(d)

---------------------                                        -------------------
CUSIP NO.   64121N109                    13G                 PAGE 2 OF 7 PAGES
---------------------                                        -------------------
================================================================================
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Corey M. Horowitz
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) /  /.
                                                            (b) /  /.
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                                 5.       SOLE VOTING POWER

                                          495,970
           NUMBER OF             -------- --------------------------------------
            SHARES               6.       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       565,751 (See Item 4)
             EACH                -------- --------------------------------------
           REPORTING             7.       SOLE DISPOSITIVE POWER
            PERSON
             WITH                         495,970
                                 -------- --------------------------------------
                                 8.       SHARED DISPOSITIVE POWER

                                          565,751 (See Item 4)
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,061,721 (See Item 4)
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                       /  /.
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         20.1% (See Item 4)
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         IN
================================================================================

---------------------                                        -------------------
CUSIP NO.   64121N109                    13G                 PAGE 3 OF 7 PAGES
---------------------                                        -------------------
================================================================================
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         CMH Capital Management Corp.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) /  /.
                                                            (b) /  /.
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                 5.       SOLE VOTING POWER

                                          212,931
           NUMBER OF             -------- --------------------------------------
            SHARES               6.       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       352,820 (See Item 4)
             EACH                -------- --------------------------------------
           REPORTING             7.       SOLE DISPOSITIVE POWER
            PERSON
             WITH                         212,931
                                 -------- --------------------------------------
                                 8.       SHARED DISPOSITIVE POWER

                                          352,820 (See Item 4)
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         565,751 (See Item 4)
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                       /  /.
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.9% (See Item 4)
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         CO
================================================================================

                                  Schedule 13G

ITEM 1(A).   NAME OF ISSUER:

             Network-1 Security Solutions, Inc.

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             Reservoir Place, 1601 Trapelo Road, Waltham, Massachusetts  02451

ITEM 2(A).   NAME OF PERSON FILING:

             This Statement is being filed by Corey Horowitz and CMH Capital Management Corp.

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The address of the principal business office of Corey Horowitz is c/o CMH Capital Management Corp., 885 Third Avenue, New York, New York 10022. The address of the principal business office of CMH Capital Management Corp. is 885 Third Avenue, New York, New York 10022.

ITEM 2(C).   CITIZENSHIP:

             Corey Horowitz is a citizen of the United States of America. CMH Capital Management Corp. is a New York corporation.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $.01 per share

ITEM 2(E).   CUSIP NUMBER:

             64121N 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             (a)  |_|  Broker or dealer registered under Section 15 of the
                       Exchange Act.

             (b)  |_|  Bank as defined in Section 3(a)(6) of the Exchange Act.

             (c)  |_|  Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act.

             (d)  |_|  Investment company registered under Section 8 of the
                       Investment Company Act.

             (e)  |_|  Investment adviser in accordance with Rule 13d-1(b)(1)
                       (ii)(E).

             (f)  |_|  Employee benefit plan or endowment fund in accordance
                       with Rule 13d-1(b)(1)(ii)(F).

             (g)  |_|  Parent holding company or control person in accordance
                       with Rule 13d-1(b)(ii)(G).

             (h)  |_|  Savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act.

             (i)  |_|  Church plan that is excluded from the definition of an
                       investment company under Section 3(c)(14) of the Investment Company Act.

             (j)  |_|  Group, in accordance with Rule 13d-1(b)(ii)(J).

ITEM 4.      OWNERSHIP.

(A)-(B) Corey Horowitz beneficially owns an aggregate of 1,061,721 shares of Common Stock, representing approximately 20.1% of the Common Stock outstanding. Mr. Horowitz is the record holder of 495,970 of such shares of Common Stock, representing approximately 9.6% of the Common Stock outstanding. CMH Capital Management Corp. ("CMH"), a corporation whose sole stockholder and officer is Mr. Horowitz, beneficially owns 565,751 of such shares of Common Stock, representing approximately 10.9% of the Common Stock outstanding, of which (i) CMH is the record holder of 212,931 shares of Common Stock, representing approximately 4.1% of the Common Stock outstanding, (ii) Pisces Investors, L.P. ("Pisces Investors"), a limited partnership whose general partner is CMH, is the record holder of 206,933 shares of Common Stock, representing approximately 4.1% of the Common Stock outstanding and (iii) Security Partners, L.P. ("Security Partners"), a limited partnership whose general partner is CMH and one of whose limited partners is Mr. Horowitz, is the record holder of 145,887 shares of Common Stock, representing approximately 2.9% of the Common Stock outstanding.

(C) By reason of its position as general partner of Pisces Investors and Security Partners, CMH may be deemed to possess the power to vote and dispose of the shares of Common Stock of Pisces Investors and Security Partners. By reason of his position as sole stockholder and officer of CMH, Mr. Horowitz may be deemed to possess the power to vote and dispose of the shares of Common Stock owned by CMH, Pisces Investors and Security Partners. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each of Mr. Horowitz and CMH disclaims beneficial ownership of the shares of Common Stock owned by Pisces Investors and Security Partners, except to the extent of their equity interests therein.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable

ITEM 10.     CERTIFICATION.
             Not applicable.

                                    SIGNATURE
                                    ---------


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2000

                                               /s/Corey M. Horowitz
                                               -----------------------------
                                               Corey M. Horowitz

                                               CMH CAPITAL MANAGEMENT CORP.



                                           By: /s/Corey M. Horowitz
                                               -----------------------------
                                               Corey M. Horowitz, President

























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